Exhibit 6.12

DIGITAL SOCIAL RETAIL, INC.

2017 LONG-TERM INCENTIVE PLAN

1. Purposes. The purposes of the Plan are to provide long-term incentives to those employees, non-employee directors and other service providers with responsibility for the success and growth of Digital Social Retail, Inc., a Delaware corporation (the “Corporation”) and its subsidiaries and affiliated entities, to associate more closely the interests of such persons with those of the Corporation’s shareholders, to assist the Corporation and its subsidiaries and affiliated entities in recruiting, retaining, and motivating a diverse and talented group of such persons on a competitive basis, and to help promote a pay-for-performance linkage for such persons.

2. Definitions. For purposes of the Plan:

“Act” means the Securities Exchange Act of 1934, as amended, or any successor thereto.

“Administrator” means the Administrator of the Plan in accordance with Section 3 hereof.

“Award” means a grant of Options, Stock Appreciation Rights, Restricted Shares, Performance Shares, Restricted Share Units, or Performance Share Units.

“Award Agreement” means a written or electronic agreement or other instrument as may be approved from time to time by the Administrator setting forth the terms of the Award. An Award Agreement may be in the form of an agreement to be executed by both the Participant and the Corporation (or an authorized representative of the Corporation) or certificates, notices or other instruments as approved by the Administrator.

“Board” means the Board of Directors of the Corporation.

“Code” means the Internal Revenue Code of 1986, as amended from time to time, and the rulings and regulations issued thereunder.

“Committee” means the compensation committee of the Board (if any), or any successor committee, or such other committee designated by the Board to administer the Plan pursuant to Section 3 hereof.

“Common Stock” means the common stock, par value $0.001 per share, of the Corporation.

“Corporation” means Digital Social Retail, Inc., a Delaware corporation, or any successor to substantially all its business.

“Disability” or “Disabled” means, unless otherwise determined by the Administrator, termination of employment with the Corporation, or any subsidiary or affiliate thereof, accompanied by a change in status to “disabled” in accordance with the personnel and/or human resources policy of the Corporation.

“Dividend Equivalent” means, on any dividend record date, an amount equal in value to the dividend on one share of Common Stock as declared by the Board with respect to such record date.

“Eligible Participants” means directors who are employees of the Corporation or its subsidiaries (including executive officers and officers of the Corporation), Non-Employee Directors, or any other service provider to any of the foregoing to whom the Board sees fit to make awards pursuant to this Plan.

“Fair Market Value” on any date means the average of the high and low sales prices, on such date, of shares of Common Stock on the principal securities exchange on which such shares are traded or, if there are no such sales on such date, then the average of the high and low sales prices of such shares on the date or dates that the Administrator determines, in its sole discretion, to be appropriate for purposes of valuation. If, as of any date, the shares of Common Stock are not listed on a securities exchange, then the Fair Market Value shall be determined by the Board in good faith using any reasonable method of evaluation (and, to the extent necessary or advisable, in a manner consistent with Section 409A of the Code), which determination shall be conclusive and binding on all interested parties.

“Fiscal Year” means the fiscal year of the Corporation.

“Full Value Award” means any Award that is not an Option or a Stock Appreciation Right.

“ISO” or “Incentive Stock Option” means an Option that is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code.

“Non-Employee Director” means, on any date, a member of the Board who is not an employee of the Corporation or any of its subsidiaries or affiliates on such date.

“NQSO” or “Non-Qualified Stock Option” means an Option that is not intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code.

“Option” means the right, granted pursuant to the Plan, to purchase shares of Common Stock at a specified price per share for a specified period of time.

“Option Exercise Price” means the purchase price per share of Common Stock covered by an Option.

“Participant” means an individual who has received an Award under the Plan.

“Performance-Based Exception” means the performance-based exception (set forth in Section 162(m)(4)(C) of the Code or any successor provision) from the deductibility limitation imposed by Section 162(m) of the Code.

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“Performance Period” means the period established by the Administrator for which the achievement of performance goals is assessed.

“Performance Shares” means an Award of shares of Common Stock, described in Section 7(c)(iii) hereof.

“Performance Share Units” means an Award, described in Section 7(c)(v) hereof, of an amount, payable in cash, shares of Common Stock, or a combination thereof, as determined by the Administrator, based on the value of a specified number of shares of Common Stock.

“Plan” means the Digital Social Retail, Inc. 2017 Long-Term Incentive Plan, as set forth herein and as amended from time to time.

“Qualifying Performance Criteria” means the criteria set forth in Section 8 hereof.

“Restricted Shares” means an Award of shares of Common Stock, described in Section 7(c)(ii) hereof.

“Restricted Share Units” means an Award, described in Section 7(c)(iv) hereof, of an amount, payable in cash, shares of Common Stock, or a combination thereof, as determined by the Administrator, based on the value of a specified number of shares of Common Stock.

“Restriction Period” means the period during which any restrictions on transferability established by the Administrator remain in effect. Such restrictions, if any, shall remain in effect until such time as they have lapsed in accordance with the terms and conditions of the Awards or as otherwise determined by the Administrator.

“Stock Appreciation Rights” or “SARs” means an Award, described in Section 7(b) hereof, of the right to receive a payment equal to the excess (if any) of (a) the Fair Market Value of a share of Common Stock on the date the Stock Appreciation Rights are exercised over (b) the exercise price per share of Common Stock established for those Stock Appreciation Rights at the time of grant (the “exercise price”), multiplied by the number of shares of Common Stock with respect to which the Stock Appreciation Rights are exercised.

“Substitute Awards” means Awards granted or Common Stock issued by the Corporation in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, by a company acquired by the Corporation or with which the Corporation or any subsidiary or affiliate thereof combines.

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3. Administration of the Plan.

(a) Administrator of the Plan. The Plan shall be administered by the Administrator who shall be the Committee or, in the absence of the Committee, the Board itself. Any power of the Administrator may also be exercised by the Board, except to the extent that the grant or exercise of such authority would cause any Award or transaction to become subject to (or lose an exemption under) the short-swing profit recovery provisions of Section 16 of the Act or cause an Award intended to qualify for the Performance-Based Exception under Section 162(m) of the Code not to qualify as such. To the extent that any permitted action taken by the Board conflicts with action taken by the Administrator, the Board action shall control.

(b) Authority of the Administrator. Subject to the express provisions of the Plan, the Administrator shall be authorized and empowered to do all things that it determines to be necessary or appropriate in connection with the administration of the Plan, including, without limitation, the authority:

●	to select the persons to be granted Awards under the Plan;

●	to determine the time when Awards are to be granted and any conditions that must be satisfied before an Award is granted;

●	to grant Awards to Participants and determine the terms and conditions thereof, including the timing, type, size, applicable exercise or purchase price, if any, the circumstances under which Awards become exercisable or vested or are forfeited to expire, which terms may but need not be conditioned upon the passage of time, continued employment, the satisfaction of performance criteria, the occurrence of certain events, or other factors, and other terms and conditions of Awards;

●	to establish and verify the extent of satisfaction of any performance goals or other conditions applicable to the grant, issuance, exercisability, vesting and/or ability to retain any Awards;

●	to determine whether an Award shall be evidenced by an Award Agreement and, if so, to prescribe and amend the terms and conditions of such Award Agreement (which shall not be inconsistent with the Plan) and determine who must be the parties to such Award Agreement;

●	to determine the terms of or form of any document or notice required to be delivered to the Corporation by Participants under the Plan;

●	to determine if, when, and under what conditions payment of all or any part of an Award shall be deferred;

●	to determine the guidelines and/or procedures for the payment or exercise of Awards;

●	to prescribe, amend and rescind rules and regulations relating to the Plan and to define terms not otherwise defined herein;

●	to determine the extent to which adjustments are required pursuant to Section 10 hereof;

●	to interpret and construe the Plan, any rules and regulations under the Plan and the terms and conditions of any Award granted hereunder, and to make exceptions to any such provisions if the Administrator, in good faith, determines that it is necessary to do so in light of extraordinary circumstances and for the benefit of the Corporation;

●	to approve corrections in the documentation or administration of any Award; and

●	to make all other determinations deemed necessary or advisable for the administration of the Plan.

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(c) Determinations by the Administrator. All decisions, determinations, interpretations and actions taken by the Administrator regarding the Plan, any rules and regulations under the Plan and the terms and conditions of or operation of any Award granted hereunder, shall be conclusive and binding on all parties concerned, including the Corporation, its shareholders, all Eligible Participants, beneficiaries, heirs, assigns or other persons holding or claiming rights under the Plan or any Award. The Administrator shall consider such factors as it deems relevant, in its sole and absolute discretion, to making such decisions, determinations and interpretations including, without limitation, the recommendations or advice of any officer or other employee of the Corporation and such attorneys, consultants and accountants as it may select.

(d) Delegation of Authority. To the extent not prohibited by law, the Administrator may delegate its authority hereunder to one or more of its members or other persons, except that no such delegation shall be permitted with respect to Awards to Eligible Participants who are subject to Section 16 of the Act. Any person to whom the Administrator delegates its authority pursuant to this Section 3(d) may receive Awards only if such Awards are granted directly by the Administrator without delegation.

(e) Execution of Documents and Provision of Assistance. The Administrator may designate employees of the Corporation or any of its subsidiaries or affiliates to execute documents on behalf of the Administrator or otherwise to assist the Administrator in the administration and operation of the Plan.

(f) Uniformity Not Required. The terms and conditions that apply to Awards (including but not limited to the Award Agreement) need not be uniform among all Awards, among all Awards of the same type, among all Awards granted to the same Participant, or among all Awards granted at the same time.

4. Eligibility. Subject to the terms and conditions of the Plan, the Administrator may, from time to time, select from all Eligible Participants those to whom Awards shall be granted under Section 7 hereof. Options intending to qualify as ISOs may only be granted to employees of the Corporation or any subsidiary within the meaning of the Code, as selected by the Administrator.

5. Shares of Common Stock Subject to the Plan.

(a) Aggregate Limits. The aggregate number of shares of Common Stock issuable under the Plan shall not exceed 686,250 shares. Any shares of Common Stock issued under any Award granted pursuant to this Plan shall be counted against this limit as one (1) share of Common Stock for every one (1) share of Common Stock subject to such Award. The aggregate number of shares of Common Stock available for grant under the Plan and the number of shares of Common Stock subject to Awards outstanding at the time of any event described in Section 10 hereof shall be subject to adjustment as provided in Section 10 hereof.

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(b) Issuance of Shares.

(i) For purposes of Section 5(a) hereof, the aggregate number of shares of Common Stock issued under the Plan at any time shall equal only the number of shares of Common Stock actually issued upon exercise or settlement of an Award, and shares of Common Stock subject to Awards that have been canceled, expired, forfeited or otherwise not issued under an Award and shares of Common Stock subject to Awards settled in cash shall not count as shares of Common Stock issued under the Plan.

(ii) Shares of Common Stock that were subject to an Award other than an Option or Stock Appreciation Right that are withheld by the Corporation to pay the withholding taxes related to the Award will be added back to the aggregate number of shares of Common Stock available for issuance.

(iii) Notwithstanding the foregoing, the following shares of Common Stock will not be added back to the aggregate number of shares of Common Stock available for issuance: (a) shares of Common Stock that were subject to a stock-settled Stock Appreciation Right and were not issued upon the net settlement or net exercise of such Stock Appreciation Right, (b) shares of Common Stock delivered to or withheld by the Corporation to pay the exercise price of an Option, (c) shares of Common Stock delivered to or withheld by the Corporation to pay the withholding taxes related to an Option or Stock Appreciation Right, or (d) shares of Common Stock repurchased on the open market with cash proceeds from exercise of an Option. Any shares of Common Stock that again become available for grant pursuant to this Section 5 shall be added back as one (1) share of Common Stock for each Award granted under the Plan to which such share of Common Stock relates.

(c) Shares to Be Issued. The source of shares of Common Stock to be issued by the Corporation under the Plan shall be determined by the Administrator and may consist in whole or in part of authorized but unissued shares, treasury shares, or shares acquired on the open market.

(d) Substitute Awards. Substitute Awards shall not reduce the shares of Common Stock authorized for issuance under the Plan or authorized for grant to an Eligible Participant in any Fiscal Year.

6. Award Limitations. Awards may be granted, in the aggregate, to any one Eligible Participant with respect to a maximum of 200,000 shares of Common Stock during a single Fiscal Year, which number shall be calculated and adjusted pursuant to Section 10 only to the extent that such calculation or adjustment will not affect the status of any Award intended to qualify as “performance-based compensation” under Section 162(m) of the Code but which number shall not count any tandem SARs. The maximum number of shares under a Full Value Award (excluding Options and SARs) that may be granted to any Eligible Participant for a Performance Period longer than one Fiscal Year shall not exceed the foregoing annual maximum multiplied by the number of full Fiscal Years in the Performance Period. The aggregate number of Shares that may be issued pursuant to the exercise of Incentive Stock Options shall not exceed 686,250, which number shall be calculated and adjusted pursuant to Section 10 only to the extent that such calculation or adjustment will not affect the status of any option intended to qualify as an Incentive Stock Option under Section 422 of the Code.

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7. Awards to Eligible Participants.

(a) Options.

(i) Grants. Subject to the terms and conditions of the Plan, Options may be granted to Eligible Participants. Options may consist of ISOs or NQSOs, as the Administrator shall determine. Options may be granted alone or in tandem with SARs. With respect to Options granted in tandem with SARs, the exercise of either such Options or such SARs shall result in the simultaneous cancellation of the same number of tandem SARs or Options, as the case may be.

(ii) Option Exercise Price. The Option Exercise Price shall be equal to or greater than the Fair Market Value of a share of Common Stock on the date the Option is granted, unless the Option was granted as a Substitute Award.

(iii) Term. The term of each Option shall be determined by the Administrator in its sole discretion, but in no event shall the term exceed ten (10) years from the date of grant.

(iv) ISO Limits. ISOs may be granted only to Eligible Participants who are employees of the Corporation (or of any subsidiary corporation (within the meaning of Section 424 of the Code) of the Corporation or any joint venture operation or joint venture partner of the Corporation or its subsidiaries) on the date of grant. The aggregate Fair Market Value (determined as of the date the ISO is granted) of the shares of Common Stock with respect to which ISOs are exercisable for the first time by any Participant during any calendar year (under all plans of the Corporation (or of any parent or subsidiary corporation (within the meaning of Section 424 of the Code) of the Corporation)) shall not exceed $100,000 or such other amount as may subsequently be specified by the Code and/or applicable regulations; provided that if such limitation is exceeded, any Options on shares of Common Stock in excess of such limitation shall be deemed to be NQSOs. ISOs shall contain such other provisions as the Administrator shall deem advisable but shall in all events be consistent with and contain or be deemed to contain all provisions required in order to qualify as incentive stock options under Section 422 of the Code. All ISOs must be granted within ten years from the date the Plan was last approved by the Corporation’s shareholders.

(v) No Repricing. Except for adjustments made pursuant to Section 10 hereof, the Option Exercise Price under any outstanding Option granted under the Plan may not be decreased after the date of grant nor may any outstanding Option with an exercise price in excess of Fair Market Value be surrendered to the Corporation as consideration for cash, the grant of a new Option with a lower Option Exercise Price or the grant of another Award without the approval of the Corporation’s shareholders.

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(vi) Payment. When an Option is exercised, the Option Exercise Price shall be payable to the Corporation in full:

(A)	In cash or its equivalent;

(B)	Shares of Common Stock having an aggregate Fair Market Value at the time of exercise equal to the total Option Exercise Price, including an irrevocable commitment by a broker to pay over such amount from a sale of the shares issuable under an Option, the delivery of previously owned shares and withholding of shares deliverable upon exercise;

(C)	By a combination of (A) and (B); or

(D)	Such other form as permitted by the Administrator.

(vii) Termination of Employment. Upon termination of a Participant’s employment, his or her rights to exercise an Option then held shall be as set forth in the Award Agreement or as otherwise determined by the Administrator.

(b) Stock Appreciation Rights.

(i) Grants. Subject to the terms and conditions of the Plan, SARs may be granted to Eligible Participants. SARs may be granted alone or in tandem with Options. With respect to SARs granted in tandem with Options, the exercise of either such Options or such SARs shall result in the simultaneous cancellation of the same number of tandem SARs or Options, as the case may be.

(ii) Exercise Price. The exercise price per share of Common Stock covered by a SAR granted pursuant to the Plan shall be equal to or greater than Fair Market Value on the date the SAR was granted, unless the SAR was granted as a Substitution Award.

(iii) Term. The term of each SAR shall be determined by the Administrator in its sole discretion, but in no event shall the term exceed ten (10) years from the date of grant.

(iv) No Repricing. Except for adjustments made pursuant to Section 10 hereof, the exercise price under any outstanding SAR granted under the Plan may not be decreased after the date of grant nor may any outstanding SAR with an exercise price in excess of Fair Market Value be surrendered to the Corporation as consideration for cash, the grant of a new SAR with a lower exercise price or the grant of another Award without the approval of the Corporation’s shareholders.

(v) Settlement of SARs. SARs may be settled in the form of cash, shares of Common Stock or a combination of cash and shares, as determined by the Administrator.

(vi) Termination of Employment. Upon termination of a Participant’s employment, his or her rights to exercise a SAR then held shall be as set forth in the Award Agreement or as otherwise determined by the Administrator.

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(c) Restricted Shares/Restricted Share Units and Performance Shares/Performance Share Units.

(i) Grants. Subject to the terms and conditions of the Plan, Restricted Shares, Performance Shares, Restricted Share Units, and/or Performance Share Units may be granted to Eligible Participants.

(ii) Restricted Shares. A Restricted Share is an Award of a share of Common Stock that may be subject to such restrictions on transfer and such other terms and conditions as the Administrator may establish.

(iii) Performance Shares. A Performance Share is an Award of a share of Common Stock, the grant, vesting, earning and/or settlement of which is conditioned on the achievement of one or more performance goals over a Performance Period, as determined by the Administrator, and which is subject to such restrictions on transfer and other terms and conditions as the Administrator may establish. The performance goal(s) may or may not be based upon achievement of Qualifying Performance Criteria, and a Performance Share may or may not be intended to qualify for the Performance-Based Exception under Section 162(m) of the Code.

(iv) Restricted Share Units. A Restricted Share Unit is an Award of a right to receive an amount based on the Fair Market Value of a share of Common Stock, subject to such terms and conditions as the Administrator may establish. Restricted Share Units that become payable in accordance with their terms and conditions shall be settled in cash, shares of Common Stock, or a combination of cash and shares, as determined by the Administrator. Any person who holds Restricted Share Units shall have no ownership interest in the shares of Common Stock to which such Restricted Share Units relate until and unless payment with respect to such Restricted Share Units is actually made in shares of Common Stock.

(v) Performance Share Units. A Performance Share Unit is an Award of a right to receive an amount based on the Fair Market Value of a share of Common Stock, the grant, vesting, earning and/or settlement of which is conditioned on the achievement of one or more performance goals over a Performance Period, as determined by the Administrator, and which is subject to such restrictions on transfer and other terms and conditions as the Administrator may establish. The performance goal(s) may or may not be based upon achievement of Qualifying Performance Criteria, and a Performance Share Unit may or may not be intended to qualify for the Performance-Based Exception under Section 162(m) of the Code. Performance Share Units that become payable in accordance with their terms and conditions shall be settled in cash, shares of Common Stock, or a combination of cash and shares, as determined by the Administrator. Any person who holds Performance Share Units shall have no ownership interest in the shares of Common Stock to which such Performance Share Units relate until and unless payment with respect to such Performance Share Units is actually made in shares of Common Stock.

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(vi) Terms and Conditions. The Administrator shall impose such terms, conditions, and/or restrictions on any Restricted Shares, Performance Shares, Restricted Share Units or Performance Share Units granted pursuant to the Plan as it may deem advisable including: a requirement that Participants pay a stipulated purchase price for each such Award; forfeiture conditions; transfer restrictions; restrictions based upon the achievement of specific performance goals (either as described in Section 8 hereof or otherwise); time-based restrictions on vesting; and/or restrictions under applicable federal or state securities laws. To the extent the Performance Shares or Performance Share Units are intended to qualify for the Performance-Based Exception under Section 162(m) of the Code, the applicable restrictions shall be based on the achievement of Qualifying Performance Criteria over a Performance Period, as described in Section 8 hereof.

(vii) Transfer Restrictions. During the Restriction Period, Restricted Shares and Performance Shares may not be sold, assigned, transferred, or otherwise disposed of, or mortgaged, pledged, or otherwise encumbered. In order to enforce the limitations imposed upon the Restricted Shares and Performance Shares, the Administrator may (a) cause “stop transfer” instructions to be issued, and/or (b) cause a legend or legends to be placed on certificates (if any) evidencing such Awards, as the Administrator deems necessary or appropriate. Restricted Share Units and Performance Share Units may not be sold, assigned, transferred, or otherwise disposed of, or mortgaged, pledged, or otherwise encumbered at any time.

(viii) Dividend Rights. Unless otherwise determined by the Administrator, during the Restriction Period, (a) Participants who hold Restricted Shares shall have the right to receive dividends in cash or other property or distribution rights in respect of such shares, and (b) Participants who hold Restricted Share Units shall not be credited with Dividend Equivalents with respect to the underlying shares of Common Stock. The Administrator will determine whether any such dividends or distributions will be automatically reinvested in additional Restricted Shares and/or subject to the same restrictions on transferability as the Restricted Shares with respect to which they were distributed or whether such dividends or distributions will be paid in cash. During the Restriction Period, Participants who hold Performance Shares shall not have the right to receive dividends in cash or other property or distribution rights in respect of such shares, and Participants who hold Performance Share Units shall not be credited with Dividend Equivalents with respect to the underlying shares of Common Stock.

(ix) Voting Rights. During the Restriction Period, Participants who hold Restricted Shares or Performance Shares shall have the right to vote such shares as the record owners thereof, and Participants who hold Restricted Share Units or Performance Share Units shall not have voting rights with respect to the underlying shares of Common Stock.

(x) Evidence of Interest in Shares. Each Restricted Share and Performance Share issued pursuant to the Plan shall be evidenced by an interest in such Award, as applicable, registered in the name of the applicable Participant on the books and records of the Corporation or its designee (or by one or more physical certificates if physical certificates are issued with respect to such Award), subject, in any such case, to the transfer restrictions imposed by Section 7(c)(vii) hereof. If a Restricted Share or Performance Share is forfeited in accordance with the restrictions that apply to such Award, such interest or certificate, as the case may be, shall be canceled. At the end of the Restriction Period that applies to Restricted Shares and Performance Shares, the Corporation shall cause the applicable transfer restrictions to be removed with respect to any shares of Common Stock to which such Participant is then entitled. No interest shall be recorded (and no physical certificate shall be issued) with respect to a Restricted Share Unit or Performance Share Unit unless and until such Award is paid in shares of Common Stock.

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8. Qualifying Performance-Based Compensation.

(a) General. Subject to the terms and conditions of the Plan, the Administrator may establish performance criteria and level of achievement versus such criteria that shall determine the number of shares of Common Stock to be granted, retained, vested, issued or issuable under or in settlement of or the amount payable pursuant to an Award, which criteria may be based on Qualifying Performance Criteria or other standards of financial performance and/or personal performance evaluations. In addition, the Administrator may specify that an Award or a portion of an Award is intended to qualify for the Performance-Based Exception under Section 162(m) of the Code, provided that the performance criteria for such Award or portion of an Award that is intended by the Administrator to qualify for the Performance-Based Exception under Section 162(m) of the Code shall be a measure based on one or more Qualifying Performance Criteria selected by the Administrator and specified at the time the Award is granted. The Administrator shall certify the extent to which any Qualifying Performance Criteria have been satisfied, and the amount payable as a result thereof, prior to payment, settlement or vesting of any Award that is intended to qualify for the Performance-Based Exception under Section 162(m) of the Code.

(b) Qualifying Performance Criteria. The term “Qualifying Performance Criteria” shall mean any one or more of the following performance measures, or derivations of such performance measures, either individually, alternatively or in any combination, described in terms of objectives that are related to the individual Participant or objectives that are Corporation-wide or related to a subsidiary, division, department, region, function or business unit of the Corporation, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years’ results or to a designated comparison group, in each case as specified by the Administrator: (i) cash flow (before or after dividends), (ii) earnings (before or after taxes and including earnings before interest, taxes, depreciation and amortization), (iii) earnings per share, (iv) book value per share, (v) stock price, (vi) return on equity, (vii) total shareholder return, (viii) product quality measures, (ix) improvements on capital structure, (x) working capital, (xi) return on capital (including return on total capital or return on invested capital), (xii) return on assets or net assets, (xiii) return on investment, (xiv) return on sales, (xv) market capitalization, (xvi) economic value added, (xvii) sales growth, (xviii) productivity improvement, (xix) debt leverage (debt to capital), (xx) revenue, (xxi) income or net income, (xxii) operating income, (xxiii) gross profit, operating profit or net operating profit, (xxiv) maintenance or improvement of operating margin or profit margin, (xxv) return on operating revenue, (xxvi) cash from operations, (xxvii) operating ratio, (xxviii) operating revenue, (xxix) market share, (xxx) product development or release schedules, (xxxi) new product innovation, (xxxii) economic profit, (xxxiii) profitability of an identifiable business unit or product, (xxxiv) product cost reduction through advanced technology, (xxxv) brand recognition/acceptance, (xxxvi) product ship targets, (xxxvii) cost reductions (including expense management), (xxxviii) customer service, (xxxix) customer satisfaction, or (xl) the sales of assets or subsidiaries.

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(c) Negative Discretion. Notwithstanding the achievement of any Qualifying Performance Criteria, the Administrator has the authority to reduce, but not increase, the number of shares of Common Stock granted, issued, retainable and/or vested or the amount paid to a Participant pursuant to an Award (or portion thereof) intended to qualify for the Performance-Based Exception under Section 162(m) of the Code, based on such further considerations as the Administrator in its sole discretion shall determine.

(d) Extraordinary Events. At any time (or from time to time) after an Award is granted, and to the extent permitted under Section 162(m) of the Code and the regulations thereunder without adversely affecting the treatment of the Award under the Performance-Based Exception, the Administrator, in its sole discretion, (A) shall appropriately adjust any evaluation of performance under a Qualifying Performance Criteria to eliminate the effects of charges for restructurings, discontinued operations, extraordinary items and all items of gain, loss or expense determined to be extraordinary or unusual in nature or related to the disposal of a segment of a business or related to a change in accounting principle all as determined in accordance with standards established by opinion No. 30 of the Accounting Principles Board (APB Opinion No. 30) or other applicable or successor accounting provisions, as well as the cumulative effect of accounting changes, in each case as determined in accordance with generally accepted accounting principles or identified in the Corporation’s financial statements or notes to the financial statements, and (B) may appropriately adjust any evaluation of performance under a Qualifying Performance Criteria to exclude any of the following events that occurs during a performance period: (i) asset write-downs, (ii) litigation, claims, judgments or settlements, (iii) the effect of changes in tax law or other such laws or provisions affecting reported results, (iv) accruals for reorganization and restructuring programs and (v) accruals of any amounts for payment under the Plan or any other compensation arrangement maintained by the Corporation.

(e) Interpretation. With respect to any Award that is intended to satisfy the conditions for the Performance-Based Exception under Section 162(m) of the Code: (A) the Administrator shall interpret the Plan in light of Section 162(m) of the Code and the regulations thereunder; (B) the Administrator shall have no discretion to amend the Award in any way that would adversely affect the treatment of the Award under Section 162(m) of the Code and the regulations thereunder; and (C) such Award shall not be paid until the Administrator shall first have certified that the Qualifying Performance Criteria have been satisfied.

9. Deferred Payments and no Deferral of Option or SAR Gains. Subject to the terms and conditions of the Plan, the Administrator may determine that all or a portion of any Award to a Participant, whether it is to be paid in cash, shares of Common Stock or a combination thereof, shall be deferred or may, in its sole discretion, approve deferral elections made by Participants. Deferrals shall be for such periods and upon such terms as the Administrator may determine in its sole discretion. Notwithstanding the foregoing, deferral of Option or SAR gains shall not be permitted under the Plan, and in no event will any deferral of the delivery of shares of Common Stock or any other payment with respect to any Award be allowed if the Administrator determines, in its sole discretion, that the deferral would result in the imposition of the additional tax under Section 409A(a)(1)(B) of the Code. No Award shall provide for deferral of compensation that does not comply with Section 409A of the Code, unless the Administrator, at the time of grant, specifically provides that the Award is not intended to comply with Section 409A of the Code. The Corporation shall have no liability to a Participant, or any other party, if an Award that is intended to be exempt from, or compliant with, Section 409A of the Code is not so exempt or compliant or for any action taken by the Administrator.

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10. Dilution and Other Adjustments. In the event of any merger, reorganization, consolidation, recapitalization, reclassification, stock split, reverse stock split, spin-off, combination, or exchange of shares, dividend or distribution of securities, property or cash (other than regular, quarterly cash dividends) or any other event or transaction that affects the number or kind of shares of Common Stock outstanding, the number and kind of shares of Common Stock available for issuance under the Plan (including under any Awards then outstanding), the number and kind of shares of Common Stock subject to the limits set forth in Sections 5 and 6 hereof and the terms of any outstanding Award (including the number and kind of shares of Common Stock subject to such Award, the price, vesting and other terms) shall be equitably adjusted by the Administrator, and any such adjustment may, in the sole discretion of the Administrator, take the form of Awards covering more than one class of Common Stock. Such adjustment shall be conclusive and binding for all purposes of the Plan. No fractional shares of Common Stock shall be issued pursuant to such an adjustment, and such adjustment need not be uniform as between different Awards or different types of Awards. Notwithstanding anything in this Section 10 to the contrary, an adjustment to an Option or SAR under this Section 10 shall be made in a manner that will not result in the grant of a new Option or SAR under Section 409A of the Code.

11. Intentionally Omitted.

12. Conditions and Restrictions upon Securities Subject to Awards. The Administrator may provide that the Common Stock issued upon exercise of an Option or Stock Appreciation Right or otherwise subject to or issued under an Award shall be subject to such further agreements, restrictions, conditions or limitations as the Administrator in its discretion may specify prior to the exercise of such Option or Stock Appreciation Right or the grant, vesting or settlement of such Award, including without limitation, conditions on vesting or transferability, forfeiture or repurchase provisions and method of payment for the Common Stock issued upon exercise, vesting or settlement of such Award (including the actual or constructive surrender of Common Stock already owned by the Participant) or payment of taxes arising in connection with an Award. Without limiting the foregoing, such restrictions may address the timing and manner of any resales by the Participant or other subsequent transfers by the Participant of any shares of Common Stock issued under an Award, including without limitation (i) restrictions under an insider trading policy or pursuant to applicable law, (ii) restrictions designed to delay and/or coordinate the timing and manner of sales by Participants and holders of other equity compensation arrangements of the Corporation, (iii) restrictions as to the use of a specified brokerage firm for such resales or other transfers and (iv) provisions requiring Common Stock be sold on the open market or to the Corporation in order to satisfy tax withholding or other obligations.

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13. Compliance with Laws and Regulations. The Plan, the grant, issuance, vesting, exercise and settlement of Awards thereunder, and the obligation of the Corporation to sell, issue or deliver shares of Common Stock under such Awards, shall be subject to all applicable foreign, federal, state and local laws, rules and regulations, stock exchange rules and regulations, and to such approvals by any governmental or regulatory agency as may be required. The Corporation shall not be required to register in a Participant’s name or deliver Common Stock prior to the completion of any registration or qualification of such shares under any foreign, federal, state or local law or any ruling or regulation of any government body which the Administrator shall determine to be necessary or advisable. To the extent the Corporation is unable to or the Administrator deems it infeasible to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Corporation’s counsel to be necessary to the lawful issuance and sale of any shares of Common Stock hereunder, the Corporation and its subsidiaries and affiliates shall be relieved of any liability with respect to the failure to issue or sell such shares of Common Stock as to which such requisite authority shall not have been obtained. No Option shall be exercisable and no Common Stock shall be issued and/or transferable under any other Award unless a registration statement with respect to the Common Stock underlying such Option is effective and current or the Corporation has determined that such registration is unnecessary.

In the event an Award is granted to or held by a Participant who is employed or providing services outside the United States, the Administrator may, in its sole discretion, modify the provisions of the Plan or of such Award as they pertain to such individual to comply with applicable foreign law or to recognize differences in local law, currency or tax policy. The Committee may also impose conditions on the grant, issuance, exercise, vesting, settlement or retention of Awards in order to comply with such foreign law and/or to minimize the Corporation’s obligations with respect to tax equalization for Participants employed outside their home country.

14. Transferability. Each Award may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated by a Participant other than by will or the laws of descent and distribution, and each Option or Stock Appreciation Right shall be exercisable only by the Participant during his or her lifetime.

15. Withholding Taxes. To the extent required by applicable federal, state, local or foreign law, a Participant shall be required to satisfy, in a manner satisfactory to the Corporation, any withholding tax obligations that arise by reason of an Option exercise, disposition of shares of Common Stock issued under an Incentive Stock Option, the vesting of or settlement of an Award, an election pursuant to Section 83(b) of the Code or otherwise with respect to an Award.

The Corporation and its subsidiaries shall not be required to issue shares of Common Stock, make any payment or to recognize the transfer or disposition of shares of Common Stock until all such obligations are satisfied. To the extent permitted or required by the Administrator, these obligations may or shall be satisfied by the Corporation withholding cash from any compensation otherwise payable to or for the benefit of a Participant, the Corporation withholding a portion of the shares of Common Stock that otherwise would be issued to a Participant under such Award or any other award held by the Participant or by the Participant tendering to the Corporation cash or, if allowed by the Administrator, shares of Common Stock.

16. Miscellaneous Provisions.

(a) Rights as Shareholder. Except as otherwise provided herein, a Participant shall have no rights as a holder of Common Stock with respect to Awards hereunder, unless and until the Participant becomes registered as a holder of Common Stock on the records of the Corporation and/or any transfer agent or other administrator designated by the Corporation from time to time.

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(b) No Loans. No loans from the Corporation or any of its subsidiaries or affiliates to Participants shall be permitted in connection with the Plan.

(c) Currency and Other Restrictions. The obligations of the Corporation to make delivery of Awards in cash or Common Stock shall be subject to currency and other restrictions imposed by any government.

(d) No Rights to Employment or Service; No Rights to Awards. Neither the Plan nor any action taken hereunder shall be construed as giving any person any right to be retained in the employ or service of the Corporation or any of its subsidiaries or affiliates, and the Plan shall not interfere with or limit in any way the right of the Corporation or any of its subsidiaries or affiliates to terminate any person’s employment or service at any time. Except as set forth herein, no employee or other person shall have any claim or right to be granted an Award under the Plan. By accepting an Award, the Participant acknowledges and agrees that (i) the Award shall be exclusively governed by the terms and conditions of the Plan, including the right reserved by the Corporation to amend or cancel the Plan at any time without the Corporation incurring liability to the Participant (except, to the extent that the terms of the Award so provide, for Awards already granted under the Plan), (ii) Awards are not a constituent part of salary and the Participant is not entitled, under the terms and conditions of employment, or by accepting or being granted Awards under the Plan to require Awards to be granted to him or her in the future under the Plan or any other plan, (iii) the value of Awards received under the Plan shall be excluded from the calculation of termination indemnities or other severance payments, and (iv) the Participant shall seek all necessary approval under, make all required notifications under, and comply with all laws, rules, and regulations applicable to the ownership of Options and shares of Common Stock and the exercise of Options, including currency and exchange laws, rules, and regulations.

(e) Beneficiary Designation. To the extent allowed by the Administrator, each Participant under the Plan may, from time to time, name any beneficiary or beneficiaries (who may be named on a contingent or successive basis) to whom any benefit under the Plan is to be paid in case of his or her death before he or she receives any or all of such benefit. Unless the Administrator determines otherwise, each such designation shall revoke all prior designations by the same Participant, shall be in a form prescribed by the Administrator, and shall be effective only when filed by the Participant with the Corporation or its designee during the Participant’s lifetime. In the absence of any such designation, benefits remaining unpaid at the Participant’s death shall be paid to the Participant’s estate.

(f) Costs and Expenses. The cost and expenses of administering the Plan shall be borne by the Corporation and shall not be charged to any Award or to any Participant.

(g) Fractional Shares. Fractional shares of Common Stock shall not be issued or transferred under an Award, but the Administrator may direct that cash be paid in lieu of fractional shares or may round off fractional shares, in its discretion.

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(h) Funding of Plan. The Plan is intended to be an unfunded plan. The Corporation shall not be required to establish or fund any special or separate account or to make any other segregation of assets to assure the payment of any Award under the Plan. Participants are and shall at all times be general creditors of the Corporation with respect to their Awards. If the Administrator or the Corporation chooses to set aside funds in a trust or otherwise for the payment of Awards under the Plan, such funds shall at all times be subject to the claims of the creditors of the Corporation in the event of its bankruptcy or insolvency.

 (i) Successors. All obligations of the Corporation under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Corporation, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Corporation.

(j) Gender and Number. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine, any feminine term used herein shall include the masculine, and the plural shall include the singular and the singular shall include the plural.

(k) Severability. If any provision of the Plan shall be held illegal or invalid for any reason, such illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

(l) Rules of Construction. Whenever any provision of the Plan refers to any law, rule, or regulation, such provision shall be deemed to refer to the law, rule, or regulation currently in effect and, when and if such law, rule, or regulation is subsequently amended or replaced, to the amended or successor law, rule, or regulation. The term “including” shall be deemed to include the words “including without limitation.”

(m) No Liability of the Corporation. The Corporation and any subsidiary or affiliate which is in existence or hereafter comes into existence shall not be liable to a Participant or any other person as to: (i) the non-issuance or sale of shares of Common Stock as to which the Corporation has been unable to obtain from any regulatory body having jurisdiction the authority deemed by the Corporation’s counsel to be necessary to the lawful issuance and sale of any shares of Common Stock hereunder; and (ii) any tax consequence expected, but not realized, by any Participant or other person due to the receipt, exercise or settlement of any Award granted hereunder.

(n) Non-Exclusivity of the Plan. Neither the adoption of the Plan by the Board nor the submission of the Plan to the shareholders of the Corporation for approval shall be construed as creating any limitations on the power of the Board or the Committee to adopt such other incentive arrangements as either may deem desirable, including without limitation, the granting of restricted stock or stock options otherwise than under the Plan or an arrangement not intended to qualify under Code Section 162(m), and such arrangements may be either generally applicable or applicable only in specific cases.

(o) Governing Law. All questions pertaining to the construction, interpretation, regulation, validity, and effect of the provisions of the Plan shall be determined in accordance with the laws of the State of New Jersey without giving effect to conflict of laws principles, except to the extent superseded by federal law.

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17. Effective Date, Amendments, and Termination.

(a) Effective Date. The Plan was adopted by the Board on June 14, 2017, and it will become effective (the “Effective Date”) when it is approved by the Corporation’s shareholders. All Awards granted under the Plan are subject to, and may not be exercised before, the approval of the Plan by the shareholders prior to the first anniversary date of the date that the Board adopted the Plan; provided that if such approval by the shareholders of the Corporation is not forthcoming, all Awards previously granted under the Plan shall be void.

(b) Amendments. The Administrator may at any time terminate or from time to time amend the Plan in whole or in part or alter any Award Agreement or other document evidencing an Award, but no such action shall adversely affect any rights or obligations with respect to any Awards granted prior to the date of such termination or amendment except to the extent that the Administrator reasonably determines that such termination or amendment is necessary or appropriate to comply with applicable law (including the provisions of the Code (and the regulations thereunder) pertaining to the deferral of compensation) or rules and regulations (including the rules and regulations of any stock exchange on which Common Stock is listed or quoted) or to meet the requirements of or avoid adverse financial accounting consequences under any accounting standard. Notwithstanding the foregoing, unless the Corporation’s shareholders shall have first approved the amendment, no amendment of the Plan shall be effective if the amendment would (i) increase the maximum number of shares of Common Stock that may be issued under the Plan or to any one individual (except to the extent such amendment is made pursuant to Section 10 hereof), (ii) extend the maximum period during which Awards may be granted under the Plan, (iii) change the class of Eligible Participants, (iv) reduce the price at which Options and Stock Appreciation Rights may be granted, (v) reduce the exercise price of outstanding Options and Stock Appreciation Rights, or (vi) otherwise require shareholder approval pursuant to the Plan, applicable law, or the rules of the principal securities exchange on which shares of Common Stock are traded in order to be effective.

(c) Termination. No Awards shall be made under the Plan after the tenth (10th) anniversary of the Effective Date or such earlier date as the Board may determine. The expiration of the Administrator’s authority to grant Awards under the Plan will not affect the operation of the terms of the Plan or the Corporation’s and Participants’ rights and obligations with respect to Awards granted on or prior to the expiration date of the Plan.

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